82-10941

FORM 51-901F

QUARTERLY REPORT

02 MAR 15 AM 8:30

Incorporated as part of: __X__ Schedule A
__X__ Schedules B & C

SUPPL

ISSUER DETAILS:

Name of Issuer	**NUSTAR RESOURCES INC.**
Issuer Address	**#203, 1318 - 56th Street, Delta, BC, V4L 2A4**
Issuer Telephone Number	**604-943-3083**
Contact Person	**Jim McLeod**
Contact Position	**President**
Contact Telephone Number	**604-943-3083**
Contact Email Address	**gkkbid@portal.ca**
Web Site Address	**www.nustarresources.com**
For Quarter Ended	**December 31, 2001**
Date of Report (yy/mm/dd)	**02/02/27**

02015939

PROCESSED
MAR 27 2002
THOMSON FINANCIAL

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

[signature]	2002/03/02
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**
[signature]	2002/03/02
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

3/19

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

Jindra Casperson
C.G.A.*

NOTICE TO READER

We have compiled the balance sheet of Nustar Resources Inc. as at December 31, 2001, the statement of operations and deficit, the statement of cash flows and the schedule of deferred exploration and development costs for the six months then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

Jones, Richards & Company

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
February 27, 2002

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

NUSTAR RESOURCES INC.
BALANCE SHEET
DECEMBER 31, 2001
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited figures for June 30, 2001)

	December 31, 2001	June 30, 2001
ASSETS		
Current Assets		
Cash	$ 1,268	$ 309
Accounts receivable	404	655
Mineral exploration tax credit recoverable	5,255	5,255
Prepaid expenses	1,750	5,868
Share subscription receivable	-	9,640
	8,677	21,727
Term Deposit	2,000	2,000
Property, Plant and Equipment (Note 2)	818	911
Mineral Properties, including deferred costs (Note 3)	387,162	264,260
Incorporation Costs	950	950
	$ 399,607	$ 289,848
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 48,831	$ 48,640
Due to related parties	250,487	215,562
	299,318	264,202
SHAREHOLDERS' EQUITY		
Share Capital (Note 4)	2,515,996	2,393,496
Contributed Surplus	6,157	6,157
Deficit	(2,421,864)	(2,374,007)
	100,289	25,646
	$ 399,607	$ 289,848

Approved on Behalf of the Board:

Director

Director

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED DECEMBER 31, 2001
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the periods ended December 31, 2000)

	Three Months Ended		Six Months Ended	
	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
ADMINISTRATION COSTS:				
Accounting and audit	$ 1,000	$ 500	$ 2,000	$ 1,000
Amortization	47	78	93	157
Bank charges and interest	153	-	202	-
Management fees	15,000	15,000	30,000	30,000
Office and telephone	3,174	1,592	4,063	2,364
Promotion	972	15,000	1,484	30,000
Rent	1,500	1,500	3,000	3,000
Stock exchange filing fees	2,608	425	2,983	850
Transfer agent	1,868	-	2,293	822
Travel	584	944	1,794	2,132
	26,906	35,089	47,912	70,325
Interest income	(27)	(27)	(55)	(55)
NET LOSS FOR THE PERIOD	26,879	35,062	47,857	70,270
DEFICIT AT BEGINNING OF PERIOD	2,394,985	2,229,572	2,374,007	2,194,364
DEFICIT AT END OF PERIOD	$ 2,421,864	$ 2,264,634	$ 2,421,864	$ 2,264,634
Loss per share: based on the weighted average number of shares outstanding during the period.	$ 0.005	$ 0.008	$ 0.010	$ 0.016

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2001
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the periods ended December 31, 2000)

	Three Months Ended		Six Months Ended	
	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
OPERATING ACTIVITIES:				
Net loss for the period	$ (26,879)	$ (35,062)	$ (47,857)	$ (70,270)
Adjustment:				
Amortization	47	78	93	157
	(26,832)	(34,984)	(47,764)	(70,113)
Changes in non-cash working capital items:				
Accounts receivable	424	5,172	251	4,166
Prepaid expenses	2,243	3,863	4,118	15,588
Share subscription receivable	9,640	-	9,640	-
Accounts payable and accrued liabilities	(1,263)	14,501	191	29,880
Due to related parties	17,181	38,492	34,925	90,638
	1,393	27,044	1,361	70,159
FINANCING ACTIVITIES:				
Issue of share capital for cash	100,000	-	100,000	-
INVESTING ACTIVITIES:				
Acquisition costs of mineral properties	(37,108)	(15,532)	(37,108)	(32,184)
Deferred exploration and development Costs	(63,057)	(6,261)	(63,294)	(34,985)
	(100,165)	(21,793)	(100,402)	(67,169)
INCREASE IN CASH	1,228	5,251	959	2,990
CASH AT BEGINNING OF PERIOD	40	264	309	2,525
CASH AT END OF PERIOD	$ 1,268	$ 5,515	$ 1,268	$ 5,515

Supplemental Cash Flow Information (Note 7)

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2001
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the six months ended December 31, 2000)

	2001			2000		
	Camacho-La Leona Claims	Other Properties	Total	Copper Mountain Claims	Other Properties	Total
EXPLORATION AND DEVELOPMENT COSTS:						
Assays	$ 74	$ -	$ 74	$ 3,587	$ -	$ 3,587
Drafting	237	-	237	-	354	354
Drilling	37,943	-	37,943	15,086	-	15,086
Equipment rental and supplies	2,482	-	2,482	428	-	428
Field office	622	-	622	-	-	-
Labour	1,567	-	1,567	4,500	-	4,500
Storage	-	-	-	925	-	925
Travel, accommodation and meals	20,370	-	20,370	7,430	-	7,430
Trucking	-	-	-	2,675	-	2,675
	63,295	-	63,295	34,631	354	34,895
Mineral exploration tax credit	-	-	-	(6,226)	-	(6,226)
Total Costs Incurred During the Period	63,295	-	63,295	28,405	354	28,759
BALANCE, BEGINNING OF PERIOD	24,986	166,510	191,496	136,924	43,457	180,381
BALANCE, END OF PERIOD	$ 88,281	$ 166,510	$ 254,791	$ 165,329	$ 43,811	$ 209,140

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nustar Resources Inc. (the "Company") is in the process of exploring and developing its mineral properties located in Canada and Mexico.

The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended June 30, 2001, except that they do not include all note disclosures required for annual financial statements. It is suggested that the interim financial statements be read in conjunction with the annual financial statements.

2. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	December 31, 2001 Net Book Value	June 30, 2001 Net Book Value
Office furniture and equipment	$ 1,941	$ 1,593	$ 348	$ 378
Computer equipment	3,075	2,605	470	533
	$ 5,016	$ 4,198	$ 818	$ 911

3. MINERAL PROPERTIES

	December 31, 2001			
	Acquisition Costs and Option Payments	Deferred Exploration and Development Costs	Write-Down of Capitalized Costs	Total
a. Copper Mountain Syndicate	$ 20,000	$ 166,510	$ -	$ 186,510
b. Lucky Key Claim	-	-	-	-
c. Camacho-La Leona Claims, Mexico	84,871	88,281	-	173,152
d. Cube Claims	27,500	-	-	27,500
	$ 132,371	$ 254,791	$ -	$ 387,162

3. MINERAL PROPERTIES (CONT'D)

	June 30, 2001			
	Acquisition Costs and Option Payments	Deferred Exploration and Development Costs	Write-Down of Capitalized Costs	Total
a. Copper Mountain Syndicate	$ 30,000	$ 166,510	$ (10,000)	$ 186,510
b. Lucky Key Claim	20,000	20,774	(40,774)	-
c. Camacho-La Leona Claims, Mexico	52,764	24,986	-	77,750
	$ 102,764	$ 212,270	$ (50,774)	$ 264,260

a. Copper Mountain Syndicate, British Columbia

By a Letter of Agreement dated November 28, 1996, the Company acquired a 100% interest (subject to a 3% net smelter return royalty) in fourteen (14) mineral claims located in the Similkameen Mining Division of British Columbia for consideration of $5,000 cash (paid) and 100,000 shares of the Company's capital stock (issued at a price of $0.15 per share).

By a Joint Venture Agreement dated February 4, 1998, with the Company and Frontier Minerals Inc. ("Frontier") (formerly: Golden Kootenay Resources Inc.), of Vancouver, B.C., a Joint Venture described as the Copper Mountain Syndicate, was formed. Both parties merged their respective group of claims into the Joint Venture and became equal partners.

By an Agreement dated October 30, 2000, Frontier surrendered its interest in the Joint Venture property for consideration of 100,000 shares of the Company's capital stock (issued at a price of $0.10 per share). As a result, the Company acquired a 100% interest in thirty-seven (37) mineral claims located in the Similkameen Mining Division of British Columbia. During the year ended June 30, 2001, the management of the Company resolved to abandon these mineral claims, and accordingly, the related capitalized costs were written-off to deficit.

3. MINERAL PROPERTIES (CONT'D)

b. Lucky Key Claim, British Columbia

By an Agreement dated November 28, 1996, the Company acquired a 100% interest (subject to a 3% net smelter return royalty) in one (1) mineral claim located in the Omineca Mining Division of British Columbia, for consideration of $5,000 cash (paid) and 100,000 shares of the Company's capital stock (issued at a price of $0.15 per share).

During the year ended June 30, 2001, the management of the Company resolved to abandon this project, and accordingly, the related capitalized costs were written-off to deficit.

c. Camacho-La Leona Claims, Zacatecas, Mexico

By a letter Agreement dated June 14, 1999 (amended October 1, 2001), the Company has the right to acquire six (6) exploration concessions (subject to a 5% net smelter return royalty) located in Mazapil, Zacatecas, Mexico for consideration of:

- US$35,000 paid to June 30, 2001 (paid);
- US$20,000 on or before November 1, 2001 (paid);
- US$10,000 on or before January 1, 2002 (subsequently paid) and US$10,000 on or before the beginning of every two (2) months thereafter until March 1, 2003 when a total of US$100,000 will have been paid; and
- US$500,000 on or before April 1, 2003 (or US$100,000 per year plus interest at the rate of 15% per annum, paid in advance).

d. Cube Claims, British Columbia

By an Agreement dated July 2, 2001, the Company acquired a 100% interest (subject to a 2% net smelter return royalty) in six (6) mineral claims located in the Nicola Mining Division of British Columbia for consideration of:

- $5,000 cash (paid);
- 250,000 shares of the Company's capital stock (issued at a price of $0.09 per share.)

4. SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	December 31, 2001		June 30, 2001	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	4,399,672	$ 2,393,496	4,299,672	$ 2,383,496
Shares issued for:				
Cash	1,000,000	100,000	-	-
Mineral property	250,000	22,500	100,000	10,000
Balance, end of period/year	5,649,672	$ 2,515,996	4,399,672	$ 2,393,496

Transactions for the Issue of Share Capital
<u>During the Period Ended December 31, 2001:</u>

a. The Company issued 200,000 shares at a price of $0.10 per share for the exercise of stock options for total consideration of $20,000.

b. The Company issued 250,000 shares at a price of $0.09 per share for the acquisition of the Cube claims described in Note 3d.

c. The Company completed a Private Placement financing consisting of 800,000 units issued at a price of $0.10 per unit for total consideration of $80,000. Each unit consists of one (1) share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.10 per share on or before November 5, 2002.

Stock Options

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

4. SHARE CAPITAL (CONT'D)

A summary of the status of the Company's outstanding stock options as of December 31, 2001 and changes during the period/year then ended is as follows:

	December 31, 2001		June 30, 2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	429,967	$ 0.10	102,838	$ 0.10*
Granted	-	-	327,129	0.10
Exercised	(200,000)	(0.10)	-	-
Options outstanding, end of period/year	229,967	$ 0.10	429,967	$ 0.10

* During the year ended June 30, 2001, 102,838 stock options were repriced to a price of $0.10 per share, exercisable on or before February 28, 2002.

As at December 31, 2001, the Company had outstanding stock options to acquire 229,967 shares at a price of $0.10 per share on or before February 28, 2002. The stock options subsequently expired unexercised.

Warrants

The Company has outstanding share purchase warrants exercisable to acquire 800,000 shares at a price of $0.10 per share on or before November 5, 2002.

5. RELATED PARTY TRANSACTIONS

a. Management fees of $30,000 (2000 - $30,000) and exploration and development costs totalling $5,280 (2001 - $3,500) were incurred with the President of the Company.

b. Rent totalling $3,000 (2000 - $3,000) were incurred with a firm controlled by the President of the Company.

c. Office expenses of $1,000 (2000 - $Nil) were paid to a relative of the President of the Company.

The transactions above have been in the normal course of operations and, in management's opinion undertaken with the same terms and conditions as transactions with unrelated parties.

6. SEGMENTED INFORMATION

The Company's activities are all in the one (1) industry segment of mineral property acquisition, exploration and development.

Mineral Properties and Property, Plant and Equipment by geographical segments are as follows:

	Canada	Mexico	Total
December 31, 2001			
Property, Plant and Equipment	$ 818	$ -	$ 818
Mineral properties, including deferred costs	214,010	173,152	387,162
	$ 214,828	$ 173,152	$ 387,980

	Canada	Mexico	Total
June 30, 2001			
Property, Plant and Equipment	$ 911	$ -	$ 911
Mineral properties, including deferred costs	186,510	77,750	264,260
	$ 187,421	$ 77,750	$ 265,171

7. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period ended December 31, 2001 as follows:

	December 31, 2001	June 30, 2001
Non-cash financing activities:		
Issue of share capital for mineral property	22,500	-
Non-cash investing activities		
Acquisition cost of mineral property	(22,500)	-

8. SUBSEQUENT EVENT

The Company issued 200,000 shares at a price of $0.10 per share for total consideration of $20,000 for the exercise of 200,000 share purchase warrants.

NUSTAR RESOURCES INC.
DECEMBER 31, 2001

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 5 of the accompanying financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer was $39,280 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING QUARTER ENDED DECEMBER 31, 2001:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
Oct. 16/01	Common Shares	Property Acquisition	250,000	$0.09	$22,500	Mineral Property	Nil
Oct. 26/01	Common Shares	Exercise of Options	200,000	$0.10	$20,000	Cash	Nil
Nov. 5/01	Common Shares	Private Placement	800,000	$0.10	$80,000	Cash	Nil

B. OPTIONS GRANTED DURING QUARTER ENDED DECEMBER 31, 2001:

NIL

NUSTAR RESOURCES INC.
DECEMBER 31, 2001

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2001:

Authorized share capital - 100,000,000 shares without par value.

A total of 5,649,672 shares have been issued for a total of $2,515,996.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT DECEMBER 31, 2001:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	229,967	$0.10	February 28, 2002
Warrants	800,000	$0.10	November 5, 2002

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT DECEMBER 31, 2001:

Common shares in escrow – Nil

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 27, 2002:

J.W. McLeod	President/Director
J.A. McLeod	Secretary/Director
W. Bradley	Director
David Gallen	Director
L.J. Manning	Director
Peter Hill	Vice President – Corporate Development

NUSTAR RESOURCES INC.
DECEMBER 31, 2001

During this second quarter the Company employed an investor relations firm, (see News Release dated September 13, 2001). Coastal Communications Corp. of West Vancouver, British Columbia has considerable experience in the industry and has secured a six month contract with the Company to supply these services at a cost of $3,000 per month on a trial basis.

The Company began an exploration program, including diamond core drilling on its Camacho-La Leona project in Zacatecas, Mexico. A sampling program was carried out on some of the numerous dumps that are found to occur over the nearly one mile historical production zone length. Our sampling was selective of the rock types making up most of the dump material with the hope of getting a better idea of what the miners encountered underground since these workings are not presently accessible. The diamond drill, a Longyear Super 38 is collared on drill hole, DDH 01-1 at L10+00S – 0+85W. Also, a major mining company made three property inspections including sampling of portions of the Camacho – La Leona during the second quarter. The Company plans to resume the drilling program in the near future.

The Company feels it can rely on financing the drilling program and general corporate affairs utilizing the private placement method which is used to begin the current fieldwork program.